November 22, 2005

Mail Stop 0409

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

> **Re:** **Castle Arch Real Estate Investment Company, LLC**
> **Amendment No. 4 to Registration Statement on Form 10-SB**
> **Filed November 8, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2005 and**
> **September 30, 2005**
> **File No. 0-51230**

Dear Mr. Cochran:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

## Form 10-SB

1.  We refer to your response to comment 3 in our letter dated September 7, 2005, and the reassignment agreements filed as Exhibits 10.10 and 10.11:

    a.  Please tell us the basis for your statement on page 10 that the value of the properties has "substantially increased in value."

    b.  Please clarify in your disclosure whether the $10.5 million includes a reimbursement of the deposits already paid.

    c.  Please expand your disclosure to disclose the extent to which the $10.3 million will be used to pay any other outstanding balances owed on the properties, or any costs and/or expenses incurred on improvements to the land and the entitlement process. We note section B of the respective Reassignment Agreements and footnote L to your Form 10-QSB for the period ended September 30, 2005.

2. We note your response to comment 4 in our letter dated September 7, 2005. Please define "master planning."

3. Please tell us where you have addressed the first sentence of previous comment 5.

Properties, page 14

4. We note the revised format for the information provided in response to previous comment 8. For each of three properties in Tooele, Utah, describe what approvals are required before you may subdivide and sell individual lots and how long do you expect the approval process to take. Please detail the costs that you expect to incur for each property as you seek to obtain these approvals and prepare the properties to be subdivided and resold. Please similarly discuss the two properties in Imperial County, California and file the Imperial County purchase agreements.

5. Regarding the Coalinga and Firebaugh properties, please revise your disclosure so that it is consistent with the terms of the reassignment agreements. It appears that the original purchase agreements were between Mr. Baillio and the sellers, that Mr. Baillio assigned his right to Castle Arch, and then Castle Arch subsequently reassigned its right to purchase back to Mr. Baillio. Please tell us why Mr. Baillio is providing $10.5 million to you when he will also pay the purchase price to the sellers. Disclose how much you paid in earnest deposits and the original purchase price that you and Mr. Baillio were required to pay. Clarify whether the amount that you will be paid in December and February are the net amounts that you will receive or the amounts that will be paid to the seller, and describe any termination rights of the assignee. Describe how you located the assignee and any consideration or fees that the assignee or others were paid in connection with the assignment or reassignment. Please also file the original purchase agreements between Mr. Baillio and the sellers which show Mr. Baillio's and Castle Arch's right to assign.

6. With respect to the added disclosure, please provide support for your statements concerning the population and job growth potential in the Tooele area.

7. Please confirm whether the disclosure in this section includes information on all shares that were issued as finder fee consideration. We note footnote 3 to the financials refer to Series A, B, C, and D offerings.

Financial Statements and Exhibits, page 30

8. Please clarify that information incorporated by reference here relates to the nine month period ended September 30, 2005 rather than the three month period ended September 30, 2005.

Statement of Operations, page 32

9. Please include the amount of net income (loss) available to common stockholders by deducting the dividends declared and accumulated from net income. Reference is made to paragraph 9 of SFAS 128.

Note 1 – Organization and Summary of Significant Accounting Policies

L.  Options and Deposits on Land and Entitlement Costs

10. Advise us and disclose your basis for classifying the land parcels acquired as held for sale under SFAS 144.  We note from your disclosure on page 10 that revenue generation from the resale of the property will exceed one year and sometimes two years from the date of purchase.

Note 3 – Members' Equity

11. Please expand your disclosure to discuss the terms of the Series D preferred units.  In addition, in the third paragraph you state common units issued as part of the Series D offering totaled 28,400 units.  This does not agree to the information disclosed in your Statement of Changes in Members' Capital.  Please advise.

**Form 10-QSB for the period ended June 30, 2005**

12. Please amend the 10QSB for the period ended June 30, 2005 to include your response to previous comment 15 since the disclosure appears to apply to that period, rather than the period ended September 30, 2005.

**Form 10-QSB for the period ended September 30, 2005**

Forward-Looking Statements, page 14

13. Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to limited liability companies.  Refer to Section 21E of the Exchange Act. Please revise.

Item 3. Internal Controls and Procedures, page 14

14. We note that you state that deficiencies were identified.  Please amend to state the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures.  Refer to Item 307 of Regulation S-B.

Exhibits 31.1. and 31.2.

15. In future filings, please amend paragraph 2 to omit the reference to "quarterly" report.  Refer to Item 601(b)(31) of Regulation S-B.

16. In future filings, please revise introductory phrases in paragraphs 4 and 5 to refer to "[t]he small business issuer's other certifying officer(s) and I."  Refer to Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413.  Direct any other questions to Charito A. Mittelman at (202) 551-3402, or me at (202) 551-3411.

Sincerely,

Peggy Kim
Senior Counsel

cc:    David Hunt, Esq. *(via facsimile)*
       The Hunt Law Corporation